Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Brightcove Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on February 6, 2012
File No. 333-176444

Dear Ms. Jacobs:

On behalf of Brightcove Inc., a Delaware corporation (the “Company”), in response to discussions on February 13, 2012 with Melissa Feider and Katherine Wray of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff that in connection with the Staff’s comments to the Registration Statement on Form S-1 (File No. 333-176444) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2011, the Company has revised the Registration Statement in Amendment No. 6 in response to the Staff’s comments as follows:

1. The Company revised the disclosure on page 27 of the Registration Statement to clarify the amount of expected net proceeds to the Company of the offering both before and after repayment of outstanding indebtedness of the Company.

2. The Company added disclosure on page 44 of the Registration Statement to include the intrinsic value of all outstanding vested and unvested stock options and unvested restricted stock of the Company based on the difference between the mid-point of the estimated IPO price range and the exercise price of the stock options and the purchase price of the unvested restricted stock outstanding as of December 31, 2011, the most recent balance sheet date included in the Registration Statement.

Ms. Jacobs

United States Securities and Exchange Commission

February 14, 2012

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jeremy Allaire, Brightcove Inc.
Andrew Feinberg, Esq., Brightcove Inc.
Christopher Menard, Brightcove Inc.
Christopher Keenan, Esq., Brightcove Inc.
William J. Schnoor, Esq., Goodwin Procter LLP